At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Short-Term Bond Fund, Inc. on behalf of:

                                                  For             Against
     Strong Short-Term Bond Fund            55,652,742.773     7,056,057.409

                                                Abstain      Broker non-votes
                                             2,191,437.777    14,134,583.000